SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 31, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on May 31, 2011 on the Hong Kong Stock Exchange’s website at:

(i)  http://www.hkexnews.hk/listedco/listconews/sehk/20110531/LTN20110531339.pdf with respect to an aircraft acquisition agreement entered into on May 31, 2011 between the Company and Boeing for the acquisition of 6 Boeing B777F freighters; and

(ii)  http://www.hkexnews.hk/listedco/listconews/sehk/20110531/LTN20110531314.pdf with respect to the poll results of the 2010 annual general meeting of the Company.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 31, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION
ACQUISITION OF AIRCRAFT

The Board hereby announces that on 31 May 2011 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratios for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, and less than 100%, the Acquisition together with the Previous Boeing Aircraft Purchase constitute a major acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules.

CSAHC, which directly or indirectly holds approximately 53.07% of the issued share capital of the Company, does not have any interest or benefit under the Boeing Aircraft Acquisition Agreement. No shareholder (including CSAHC) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Boeing Aircraft Acquisition Agreement. The Boeing Aircraft Acquisition Agreement has accordingly been approved in writing by CSAHC pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

A circular containing, amongst other things, further information on the Acquisition will be despatched to the Shareholders on or before 31 August 2011.

On 31 May 2011 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement, pursuant to which the Company agreed to purchase the Boeing Aircraft from Boeing in accordance with the terms and conditions thereof.

Parties
(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
The Boeing Company, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired
Six Boeing B777F freighters

Consideration
According to the information provided by Boeing, the catalogue price of one Boeing B777F freighters is US$264 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Boeing Aircraft Purchase. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the Previous Boeing Aircraft Purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms
The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The six Boeing B777F freighters will be delivered in stages to the Company during the period commencing from 2013 to 2015.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition
The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the Group; and the Acquisition will facilitate the optimization of the structures of the Group's cargo business, freighter fleet and cargo traffic capacity, thus maximizing the operational efficiency of the cargo freighter, enhancing the competitiveness of the cargo business of the Group. The Boeing Aircraft will increase the ATKs of the Group by 8.4% when compared to the ATKs of the Group as at 31 December 2010, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES
Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, and less than 100%, the Acquisition together with the Previous Boeing Aircraft Purchase constitute a major acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules.

CSAHC, which directly or indirectly holds approximately 53.07% of the issued share capital of the Company, does not have any interest or benefit under the Boeing Aircraft Acquisition Agreement. No shareholder (including CSAHC) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Boeing Aircraft Acquisition Agreement. The Boeing Aircraft Acquisition Agreement has accordingly been approved in writing by CSAHC pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

A circular containing, amongst other things, further information on the Acquisition, will be despatched to the Shareholders on or before 31 August 2011, as additional time will be required for the preparation of the indebtedness statement for inclusion in the Circular.

DEFINITIONS
In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	six Boeing B777F freighters, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and the Company on 31 May 2011, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”
China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.07% equity interest in the Company as at the date of this announcement

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Boeing Aircraft Purchase”	the acquisition from Boeing of 10 Boeing B737 series aircraft and six Boeing B787 series aircraft by Xiamen Airlines on 30 September 2010 and 9 May 2011, respectively

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

“Shareholder(s) ”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”
Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries
Guangzhou, the People’s Republic of China

31 May 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2010 AGM

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the Year 2010 of the Company (the "AGM") was held at 9:30 a.m. on 31 May 2011 at 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. No resolutions proposed at the AGM were being vetoed or amended.

As at the date of the AGM, there were 9,817,567,000 shares of the Company (the "Shares") in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 37 shareholders and authorized proxies holding an aggregate of 7,174,994,366 Shares carrying voting rights, representing 73.08% of the total issued share capital of the Company, were present at the AGM.

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No Shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

1

 All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions		Total valid votes	For	Against	Abstain	For (%)
1.	to consider and approve the Report of the Directors of the Company for the year 2010.	7,174,994,366	7,174,420,716	436,250	137,400	99.9920%

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year 2010.	7,174,994,366	7,174,733,566	123,400	137,400	99.9964%

3.	to consider and approve the audited consolidated financial statements of the Company for the year 2010.	7,174,994,366	7,174,773,616	83,350	137,400	99.9969%

4.	to consider and approve the profit distribution proposal for the year 2010.	7,174,994,366	7,135,022,902	39,971,464	0	99.4429%

5.	to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company of the year 2011 and KPMG as the international auditors of the Company of the year 2011 and authorize the Board to determine their remuneration.	7,174,994,366	7,174,878,416	100,950	15,000	99.9984%

6.	to consider and approve the aircraft acquisition agreement dated 4 November 2010 between the Company as purchaser and Airbus SNC as vendor and the transactions contemplated thereunder.	7,174,994,366	7,174,580,666	260,550	153,150	99.9942%

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Zheng Yiling, PRC lawyers from Z & T Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law,  the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

2

Note:
The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries
Guangzhou, the People’s Republic of China

31 May 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

3